Exhibit 99.1

News Release

May 15, 2019

Turquoise Hill announces financial results and review of operations for the first quarter of 2019

Turquoise Hill Resources today announced its financial results for the quarter ended March 31, 2019. All figures are in U.S. dollars unless otherwise stated.

“Oyu Tolgoi has made a strong start to 2019” said Ulf Quellmann, Turquoise Hill’s Chief Executive Officer. “Copper and gold production at our open pit operations are up 18% and 188% over Q1’18 respectively and we remain on track to achieve our full-year 2019 production guidance.

Over the last three months, Oyu Tolgoi has completed key surface and underground infrastructure, commenced sinking shafts 3 and 4 and also progressed underground lateral development.

“We remain engaged with our mine manager, Rio Tinto, to incorporate new geotechnical data into the mine design. We expect to provide an update along with our mid-year results.

“Oyu Tolgoi is truly a world-class deposit, with the potential to produce low-cost copper over a multi-decade life. Turquoise Hill provides a unique opportunity for shareholders to directly participate in the world’s next Tier-1 copper mine.”

HIGHLIGHTS

•	Oyu Tolgoi achieved a strong All Injury Frequency Rate of 0.09 per 200,000 hours worked for the three months ended March 31, 2019.

•	During Q1’19, Oyu Tolgoi produced 45,800 tonnes of copper and 120,000 ounces of gold and is on track to achieve 2019 copper and gold production guidance.

•

Revenue of $352.7 million in Q1’19 increased 43.6% over Q1’18 primarily reflecting the significant increase in gold production as Oyu Tolgoi benefitted from the processing of Phase 4 ore that contained higher gold content.

•	For Q1’19, Oyu Tolgoi’s cost of sales was $1.99 per pound of copper sold, C1 cash costs were $0.77 per pound of copper produced and all-in sustaining costs were $1.45 per pound of copper produced[1].

•

Operating cash costs[1] of $198.1 million in Q1’19 increased 12.1% over Q1’18 primarily reflecting higher freight and royalty costs associated with higher sales revenues, higher power study costs and increased community development costs.

•	For Q1’19, the Company recorded income of $105.2 million and net income attributable to owners of Turquoise Hill of $111.2 million or $0.06 per share.

[1]	Please refer to the NON-GAAP MEASURES section of this press release for further information.

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•	During Q1’19, underground expansion spend was $296.4 million, resulting in total project spend since January 1, 2016 of approximately $2.6 billion.

•	Turquoise Hill generated cash flow from operating activities before interest and taxes of $49.8 million in Q1’19, an increase of 239.5% over Q1’18.

•	Underground development progressed during Q1’19, with 3.2 total equivalent kilometres completed during the quarter, an increase of 0.6 total equivalent kilometres from Q1’18.

•	Since the restart of underground development, 21.2 total equivalent kilometres and 16.6 equivalent kilometres of lateral development have been completed.

•	The Shaft 2 development jaw crusher is complete and currently being commissioned.

•	The Surface Discharge Conveyor is complete and tied to the existing Overland Conveyor and is now in commissioning phase.

•	Shafts 3 and 4 works are progressing well and as of March 31, 2019 were 10 metres and 50 metres below the shaft collar respectively.

•	Rio Tinto, in its role as manager of Oyu Tolgoi, has advised that it has completed a detailed review of the Shaft 2 schedule and Shaft 2 is now expected to be completed by the end of October 2019.

FINANCIAL RESULTS

Income in Q1’19 was $105.2 million compared with $79.7 million in Q1’18 reflecting the $107.1 million increase in revenue driven primarily by the 187.6% increase in gold production and also the 18.2% increase in copper production. This was partly offset by the $58.1 million impact of the difference in deferred tax asset recognition in Q1’19 when compared to Q1’18, together with increased operating expenses at Oyu Tolgoi. Operating expenses were impacted principally by an increase in net adjustments to the carrying value of ore stockpiles caused by a reduction in medium-term copper price projections, as well as increased freight and royalty costs associated with higher sales revenues.

Cash used in operating activities in Q1’19 was $5.7 million compared to cash generated of $19.4 million in Q1’18. Cash generated from operating activities before interest and tax was $49.8 million in Q1’19 compared to $14.7 million in Q1’18 primarily reflecting the impact of higher sales revenue partly offset by increased operating cash costs in the period. Interest paid in Q1’19 totalled $78.6 million compared to $12.2 million in Q1’18 reflecting the timing of the annual payment of the completion support fee to Rio Tinto.

Capital expenditure on property, plant and equipment was $325.3 million on a cash basis in Q1’19 compared with $285.7 million in Q1’18, attributed principally to underground development ($296.4 million) with the remainder related to open-pit activities.

Turquoise Hill’s cash and cash equivalents at March 31, 2019 were $1.5 billion.

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OYU TOLGOI

The Oyu Tolgoi mine is approximately 550 kilometres south of Ulaanbaatar, Mongolia’s capital city, and 80 kilometres north of the Mongolia-China border. Mineralization on the property consists of porphyry-style copper, gold, silver and molybdenum contained in a linear structural trend (the Oyu Tolgoi Trend) of deposits throughout this trend. They include, from south to north, the Heruga Deposit, the Oyut deposit and the Hugo Dummett deposits (Hugo South, Hugo North and Hugo North Extension).

The Oyu Tolgoi mine was initially developed as an open-pit operation. The copper concentrator plant, with related facilities and necessary infrastructure, was originally designed to process approximately 100,000 tonnes of ore per day from the Oyut open pit. However, since 2014, the concentrator has improved operating practices and gained experience, which has helped achieve a consistent throughput of over 105,000 tonnes per day. Concentrator throughput for 2019 is targeted at 110,000 tonnes per day and expected to be approximately 40 million tonnes for the year.

In August 2013, development of the underground mine was suspended pending resolution of matters with the Government of Mongolia (Government). Following signing of the Oyu Tolgoi Underground Mine Development and Financing Plan (Underground Plan) in May 2015 and the signing of a $4.4 billion project finance facility in December 2015, Oyu Tolgoi received formal notice to proceed approval by the boards of Turquoise Hill, Rio Tinto and Oyu Tolgoi LLC in May 2016, which was the final requirement for the re-start of underground development. Underground construction recommenced in May 2016. Prior to suspending underground construction in August 2013, underground lateral development at Hugo North Lift 1 had advanced approximately 16 kilometres off Shaft 1.

At the end of Q1’19, Oyu Tolgoi had a total workforce (employees and contractors), including underground project construction, of approximately 16,600, of which 92.6% were Mongolian.

Underground development progress

The principal focus of underground development for 2019 will be the fit out and commissioning of Shaft 2, underground lateral development, support infrastructure and the convey-to-surface decline. The completion of Shaft 2 remains the primary focus for the construction team and the structural, mechanical and piping fit out is now well advanced. The Central Heating Plant is also progressing well, with the Boiler 5 dry out and chemical cleaning completed during March, as well as Boiler 6 water wall cladding, plastering and economizer masonry brick installation. The Central Heating Plant expansion has now moved into the commissioning phase. Shaft 3 and 4 works are progressing well and are 10 metres and 50 metres below the shaft collar respectively.

As announced in April 2019, Rio Tinto, in its role as manager of Oyu Tolgoi, has advised that the fit-out and commissioning work on Shaft 2 is now expected to be completed by the end of October 2019. Rio Tinto has advised that this further delay to the completion of Shaft 2 is expected to contribute to the previously announced overall schedule delay to sustainable first production beyond the end of Q3’21.

Rio Tinto has also advised that more detailed geotechnical information and different ground conditions have required a review of the mine design and the development schedule. This includes potentially relocating the ore passes on the footprint and this may modify the initiation sequence within Panel 0. Rio Tinto has advised that the impact of these changes, including the further delay to Shaft 2, will be included in the definitive estimate review, which is expected to be completed towards the end of the year.

Oyu Tolgoi spent $296.4 million on underground expansion during Q1’19. Total underground project spend from January 1, 2016 to March 31, 2019 was approximately $2.6 billion. Underground project spend on a cash basis includes expansion capital, VAT and capitalized management services payment and excludes capitalized interest. In addition, Oyu Tolgoi had further capital commitments2 of $1.1 billion as of March 31, 2019.

At the end of Q1’19, the underground project had committed almost 94% of direct project contracts and procurement packages, of which 74% were to Mongolian companies. Since the restart of project development, Oyu Tolgoi has committed nearly $2.5 billion to Mongolian vendors and contractors.

[2]	Please refer to the NON-GAAP MEASURES section of this press release for further information.

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Underground development progressed 3.2 total equivalent kilometres during the quarter. Since the re-start of development, a total of 21.2 total equivalent kilometres and 16.6 kilometres of lateral development have been completed. As previously announced, Oyu Tolgoi is currently reviewing the forecast underground development quantities for 2019. The following table provides a breakdown of the various components of completed development since project restart:

Year	Total Equivalent Kilometres	Lateral Development (kilometres)	Mass Excavation (’000 metres1)
2016	1.6	1.5	3.0
2017	6.1	4.8	31.7
2018	10.3	7.9	59.5
Q1’19	3.2	2.3	21.4
Total	21.2	16.6	115.5
1.	Totals may not match due to rounding.

During Q1’19, development of the convey-to-surface decline also continued to progress and has now reached a cumulative development of 6.0 equivalent kilometers. The convey-to-surface system enables production ramp up beyond the Shaft 2 30,000 tonnes per day capacity to the full 95,000 tonnes per day underground production from the mine.

Q1’19 open-pit operations performance

Key financial metrics for Q1’19 are as follows:

Oyu Tolgoi Key Financial Metrics(1)

($ in millions, unless otherwise noted)	1Q 2018	2Q 2018	3Q 2018	4Q 2018	1Q 2019	Full Year 2018

Revenue	245.6	341.7	246.5	346.2	352.7	1,180.0

Revenue by metals in concentrates

Copper	202.1	273.7	180.4	210.3	223.9	866.5

Gold	40.3	64.1	63.3	132.7	125.7	300.4

Silver	3.2	4.0	2.9	3.0	3.1	13.1

Cost of sales	168.9	239.6	181.0	187.7	169.1	777.2

Production and delivery costs	114.6	174.2	135.9	143.3	126.0	568.0

Depreciation and depletion	55.6	64.1	45.2	44.6	44.6	209.5

Capital expenditure on cash basis	285.7	318.0	328.8	371.8	325.3	1,304.3

Underground	270.5	291.2	304.8	347.3	296.4	1,213.8

Open pit(2)	15.2	26.8	24.0	24.5	28.9	90.5

Royalties	14.9	20.3	15.5	20.1	19.7	70.8

Operating cash costs(3)	176.6	201.7	196.4	242.3	198.1	817.1

Unit costs ($)

Cost of sales (per pound of copper sold)	2.23	2.36	2.28	2.12	1.99	2.25

C1 (per pound of copper produced)(3)	1.76	1.72	1.65	1.24	0.77	1.59

All-in sustaining (per pound of copper produced)(3)	2.07	2.42	2.29	2.01	1.45	2.20

Mining costs (per tonne of material mined)(3)	1.94	2.12	2.18	2.28	2.10	2.13

Milling costs (per tonne of ore treated)(3)	7.42	6.70	7.38	6.82	8.06	7.11

G&A costs (per tonne of ore treated)	1.90	2.25	3.43	4.55	3.65	3.03

(1)

Any financial information in this press release should be reviewed in conjunction with the Company’s consolidated financial statements or condensed interim consolidated financial statements for the reporting periods indicated.

(2)	Open-pit capital expenditure includes both sustaining and non-underground development activities.
(3)	Please refer to the NON-GAAP MEASURES section of this press release for further information.

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Revenue of $352.7 million in Q1’19 increased 43.6% compared to $245.6 million in Q1’18. This increase was primarily due to the significant 187.6% increase in gold production as Oyu Tolgoi benefitted from the processing of Phase 4 ore that contained higher gold content, as well as an 18.2% increase in copper production. This was partly offset by a 10.5% decrease in average copper prices in Q1’19 compared to Q1’18.

Cost of sales for Q1’19 was marginally higher at $169.1 million compared to $168.9 million in Q1’18. The increase in cost of sales was due to the 13.4% increase in volumes of concentrate sold offset by reduced depreciation and depletion due to certain long-lived assets reaching the end of their depreciable lives during 2018. Gross margin increased by 139% over Q1’18, benefitting from the impact of significantly higher gold grades that directly impacted the volume of gold in concentrates sold and the amount of gold revenue recorded in the period.

Capital expenditure on a cash basis for Q1’19 was $325.3 million compared to $285.7 million in Q1’18, comprising amounts attributed to the underground project and open-pit activities of $296.4 million and $28.9 million respectively.

Total operating cash costs3 at Oyu Tolgoi were $198.1 million in Q1’19 compared to $176.6 million in Q1’18. This was principally due to higher freight and royalty costs associated with higher sales revenue, higher power study costs and increased community development costs. Other contributors included increased maintenance costs and higher input prices for key items such as fuel and power. Operating cash costs include the 5% royalty payable to the Government of Mongolia and exclude deferred stripping costs.

Cost of sales was $1.99 per pound of copper sold in Q1’19 compared with $2.23 per pound of copper sold in Q1’18, reflecting the impact of reduced depreciation and depletion due to certain long-lived assets reaching the end of their depreciable lives during 2018.

Oyu Tolgoi’s C1 cash costs4 in Q1’19 were $0.77 per pound of copper produced, a decrease from $1.76 per pound of copper produced in Q1’18. Operating cash costs per pound of copper produced only decreased marginally due to reduced unit costs of production benefitting from increased copper grades and recovery. C1 cash costs decreased primarily due to the benefit incurred from the gold credits arising from the $85.4 million increase in gold revenue from Q1’18 to Q1’19.

All-in sustaining costs4 in Q1’19 were $1.45 per pound of copper produced, compared with $2.07 per pound of copper produced in Q1’18. Consistent with C1 cash costs, this decrease was primarily due to the impact of higher gold sales together with a marginal reduction in unit costs of production. The decrease in all-in sustaining costs was partly offset by an increase in the amount of sustaining capital expenditure in the period together with increased royalty expenses associated with higher sales revenue.

Mining costs4 in Q1’19 were $2.10 per tonne of material mined compared with $1.94 per tonne of material mined in Q1’18. The increase was mainly due to higher maintenance costs and higher tire costs associated with increased cycle time as the open pit deepens.

Milling costs4 in Q1’19 were $8.06 per tonne of ore treated compared with $7.42 per tonne of ore treated in Q1’18. The increase was mainly due to higher raw material costs such as steel and increased energy costs required to process the harder Phase 4 ore.

G&A costs in Q1’19 were $3.65 per tonne of ore treated compared with $1.90 per tonne of ore treated in Q1’18. The increase was mainly due to higher power study costs and increased community development costs during Q1’19 compared to Q1’18.

[3]	Please refer to the NON-GAAP MEASURES section of this press release for further information.
[4]	Please refer to the NON-GAAP MEASURES section of this press release for further information.

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Key operational metrics for Q1’19 are as follows:

Oyu Tolgoi Production Data

All data represents full production and sales on a 100% basis

	1Q 2018	2Q 2018	3Q 2018	4Q 2018	1Q 2019	Full Year 2018

Open pit material mined (‘000 tonnes)	23,131	22,792	22,523	22,863	23,943	91,310

Ore treated (‘000 tonnes)	9,561	10,164	9,652	9,361	9,255	38,738

Average mill head grades:

Copper (%)	0.51	0.48	0.51	0.55	0.57	0.51

Gold (g/t)	0.25	0.26	0.38	0.56	0.58	0.36

Silver (g/t)	1.32	1.17	1.19	1.22	1.25	1.22

Concentrates produced (‘000 tonnes)	177.3	178.8	179.8	189.0	210.1	724.9

Average concentrate grade (% Cu)	21.9	22.0	21.9	21.9	21.8	21.9

Production of metals in concentrates:

Copper (‘000 tonnes)	38.8	39.4	39.4	41.5	45.8	159.1

Gold (‘000 ounces)	42	50	77	117	120	285

Silver (‘000 ounces)	221	225	230	238	247	914

Concentrates sold (‘000 tonnes)	163.1	220.0	171.9	191.4	184.9	746.4

Sales of metals in concentrates:

Copper (‘000 tonnes)	34.3	46.1	36.0	40.2	38.5	156.7

Gold (‘000 ounces)	31	51	55	111	98	248

Silver (‘000 ounces)	206	250	201	216	200	873

Metal recovery (%)

Copper	79.5	79.7	80.9	84.8	83.8	81.4

Gold	55.0	59.8	64.7	71.7	70.1	65.2

Silver	54.6	58.4	62.8	67.1	63.2	60.9

Copper production in Q1’19 increased 18.2% over Q1’18 due to increased head grade and recovery rate. Gold production in Q1’19 increased 187.6% over Q1’18 primarily due to a 135.2% increase in head grade resulting from the increased contribution of Phase 4A. As anticipated, mill throughput in Q1’19 decreased 3.2% over Q1’18 due to the concentrator processing harder Phase 4 ore and planned maintenance.

Operational outlook

Oyu Tolgoi is expected to produce 125,000 to 155,000 tonnes of copper and 180,000 to 220,000 ounces of gold in concentrates for 2019. Open-pit operations are expected to mine ore primarily from Phase 4 throughout the year, with contributions from Phase 6. Mill throughput for 2019 is expected to be approximately 40 million tonnes and it includes the processing of some material from mine stockpiles. Average gold mill head grades are expected to decline significantly over the remainder of 2019, particularly in the second half as softer, lower grade Phase 6 ore, and some material from mine stockpiles are processed. Average copper mill head grades are also expected to be lower over the remainder of the year. However, the Company remains on track to achieve full year copper and gold production guidance.

Operating cash costs for 2019 are expected to be $800 million to $850 million.

Capital expenditures for 2019 on a cash-basis are expected to be $150 million to $180 million for open-pit operations and $1.3 billion to $1.4 billion for underground development. Open-pit capital is mainly comprised of deferred stripping, equipment purchases, maintenance componentization and tailings storage facility construction. Underground development capital includes both expansion capital and VAT.

2019 C1 cash costs are expected to be $1.75 to $1.95 per pound of copper produced. Q1’19 C1 cash costs of $0.77 per pound of copper produced were below the full year expected range due to the impact of significantly higher gold sales revenue driven by the 120,000 ounces of gold in concentrates produced in the first quarter of 2019 (against an expected

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full year production of 180,000 to 220,000 ounces). Unit cost guidance assumes the midpoint of expected 2019 copper and gold production ranges and a gold price of $1,281 per ounce.

Funding of Oyu Tolgoi by Turquoise Hill

In accordance with the Amended and Restated Shareholders’ Agreement (ARSHA) dated June 8, 2011, Turquoise Hill has funded Oyu Tolgoi’s cash requirements beyond internally generated cash flows by a combination of equity investment and shareholder debt.

For amounts funded by debt, Oyu Tolgoi must repay such amounts, including accrued interest, before it can pay common share dividends. As of March 31, 2019, the aggregate outstanding balance of shareholder loans extended by subsidiaries of the Company to Oyu Tolgoi was $5.2 billion, including accrued interest of $0.8 billion. These loans bear interest at an effective annual rate of LIBOR plus 6.5%.

In accordance with the ARSHA, a subsidiary of the Company has funded the common share investments in Oyu Tolgoi on behalf of Erdenes. These funded amounts earn interest at an effective annual rate of LIBOR plus 6.5% and are repayable, by Erdenes to a subsidiary of the Company, via a pledge over Erdenes’ share of Oyu Tolgoi common share dividends. Erdenes also has the right to reduce the outstanding balance by making cash payments at any time. As of March 31, 2019, the cumulative amount of such funding was $1.1 billion, representing 34% of invested common share equity; unrecognized interest on the funding amounted to $0.5 billion.

Turquoise Hill continues to have access to substantial funding options, including cash forecast to be generated from operating activities, cash and cash equivalents of $1.5 billion as at March 31, 2019, and the remaining net proceeds from project finance of $1.6 billion, which are drawn and currently deposited with Rio Tinto. Further, Oyu Tolgoi has the ability to raise additional external financing to assist in funding underground development going forward including commissioning and ramp up.

In parallel with the definitive estimate review, Turquoise Hill will assess the impact of any further delay to sustainable first production beyond the end of Q3’21 on the Company’s cash flows, liquidity and funding requirements, as well as investigate potential mitigation options.

Additionally, Oyu Tolgoi is currently undertaking a feasibility study and is in discussions with the Government to progress the construction of a coal-fired power plant and related infrastructure at Tavan Tolgoi. While it is necessary to await the completion of this study to reliably estimate the associated cost, and further to await the outcome of related negotiations to determine the quantum of Oyu Tolgoi’s funding requirement, there is a provision under the existing project finance documentation to increase Oyu Tolgoi’s current total debt capacity of $6.0 billion to assist in funding an expansion facility, such as a Tavan Tolgoi-based power plant and related infrastructure.

Oyu Tolgoi Power Supply

As previously disclosed, a long-term source of power for Oyu Tolgoi must be sourced domestically within four years of February 15, 2018, in accordance with the 2009 Oyu Tolgoi Investment Agreement (Investment Agreement). The Power Source Framework Agreement (PSFA) entered into between Oyu Tolgoi and the Government on December 31, 2018 provides a binding framework and pathway forward for the construction of a Tavan Tolgoi-based power project, as well as establishes the basis for a long-term domestic power solution for the mine. Construction is expected to start in 2020 following further studies and commissioning of the power plant is scheduled for mid-2023. Oyu Tolgoi is confirming the technical design of the project and finalizing the commercial arrangements, including financing, underpinning the PSFA. The 300 megawatt plant will be majority owned by Oyu Tolgoi LLC and will be situated close to the Tavan Tolgoi coalfields.

Oyu Tolgoi tax assessment

On January 16, 2018, Turquoise Hill announced that Oyu Tolgoi had received and was evaluating a tax assessment for approximately $155 million from the Mongolian Tax Authority (MTA) relating to an audit on taxes imposed and paid by Oyu Tolgoi LLC between 2013 and 2015. In January 2018, Oyu Tolgoi paid an amount of approximately $4.8 million to settle unpaid taxes, fines and penalties for accepted items.

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Following engagement with the MTA, Oyu Tolgoi was advised that the MTA could not resolve Oyu Tolgoi’s objections to the tax assessment. Accordingly, on March 15, 2018, Oyu Tolgoi issued a notice of dispute to the Government under the Investment Agreement and on April 13, 2018, Oyu Tolgoi submitted a claim to the Mongolian Administrative Court. The Administrative Court has currently suspended the processing of the case for an indefinite period based on current procedural uncertainty in relation to the tax assessment disputes.

Chapter 14 of the Investment Agreement sets out a dispute resolution process. The issuance of a notice of dispute is the first step in the dispute resolution process and includes a 60-working-day negotiation period. The parties were unable to reach a resolution during the 60-working-day period; however, the parties have continued discussions in an attempt to resolve the dispute in good faith. If unsuccessful, the next step would be dispute resolution through international arbitration.

Turquoise Hill remains of the opinion that Oyu Tolgoi has paid all taxes and charges required under the Investment Agreement, the ARSHA, the Underground Plan and Mongolian law.

Mongolian parliamentary working group

In March 2018, the Speaker of the Mongolian Parliament appointed a Parliamentary Working Group (Working Group) that consisted of 13 Members of Parliament to review the implementation of the Investment Agreement. The Working Group established five sub-working groups consisting of representatives from government ministries, agencies, political parties, non-governmental organizations and professors, to help and support the Working Group. The Working Group’s fieldwork has been completed and they were expected to report to the Parliament before the end of spring session in late June 2018; however, this has been delayed to date.

On December 13, 2018, Oyu Tolgoi received a letter from the head of the Working Group confirming that the consolidated report, conclusions and recommendations of the Working Group have been finalized and was ready to be presented to the Parliament.

On March 22, 2019, the Parliamentary press office announced that the Working Group report had been submitted to the National Security Council (President, Prime Minister and Speaker of the Parliament).

On May 3, 2019, a summary of the Working Group report was received by Oyu Tolgoi. On May 6, 2019, Oyu Tolgoi provided the Economic Standing Committee of the Parliament with a written response to the summary of the Working Group report. It is the Company’s understanding that the timeline to review the Working Group report by the Economic Standing Committee of the Parliament has not been fully established.

Anti-Corruption Authority information requests

Oyu Tolgoi LLC has received information requests from the Mongolian Anti-Corruption Authority (ACA) for information relating to Oyu Tolgoi. The ACA has also conducted interviews in connection with its investigation. Turquoise Hill has inquired as to the status of the investigation and Oyu Tolgoi has informed the Company that the investigation appears to relate primarily to possible abuses of power by certain former Government officials in relation to the Investment Agreement, and that Oyu Tolgoi is complying with the ACA’s requests in accordance with relevant laws. To date, neither Turquoise Hill nor Oyu Tolgoi have received notice from the ACA, or indeed from any regulator, that either company or their employees are subjects of any investigation involving the Oyu Tolgoi project.

The Investment Agreement framework was authorized by the Mongolian Parliament, concluded after 16 months of negotiations and reviewed by numerous constituencies within the Government. Turquoise Hill has been operating in good faith under the terms of the Investment Agreement since 2009, and we believe not only that it is a valid and binding agreement, but that it has proven to be beneficial for all parties.

Adherence to the principles of the Investment Agreement, ARSHA and Underground Plan has allowed for the development of Oyu Tolgoi in a manner that has given rise to significant long-term benefits to Mongolia. Benefits from Oyu Tolgoi’s open-pit operations and underground development include, but are not limited to, employment, royalties and taxes, local procurement, economic development and sustainability investments.

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street Vancouver, BC, Canada V6C 1S4	Telephone + 1 604 688 5755 Toll Free + 1 877 288 6975	turquoisehill.com

CORPORATE ACTIVITIES

Communication with shareholders

On April 25, 2019, the Board of Directors of Turquoise Hill issued a news release responding to an open letter from SailingStone to shareholders.

NON-GAAP MEASURES

The Company presents and refers to the following non-GAAP measures, which are not defined in IFRS. A description and calculation of each measure is given below and may differ from similarly named measures provided by other issuers. These measures are presented in order to provide investors and other stakeholders with additional understanding of performance and operations at Oyu Tolgoi and are not intended to be used in isolation from, or as a replacement for, measures prepared in accordance with IFRS.

Operating cash costs

The measure of operating cash costs excludes: depreciation and depletion; exploration and evaluation; charges for asset write-down (including write-down of materials and supplies inventory) and includes management services payments to Rio Tinto and management services payments to Turquoise Hill which are eliminated in the consolidated financial statements of the Company.

C1 cash costs

C1 cash costs is a metric representing the cash cost per unit of extracting and processing the Company’s principal metal product, copper, to a condition in which it may be delivered to customers net of gold and silver credits from concentrates sold. It is provided in order to support peer group comparability and to provide investors and other stakeholders with additional information about the underlying cash costs of Oyu Tolgoi and the impact of gold and silver credits on the operations’ cost structure. C1 cash costs are relevant to understanding the Company’s operating profitability and ability to generate cash flow. When calculating costs associated with producing a pound of copper, the Company deducts gold and silver revenue credits as the production cost is reduced as a result of selling these products.

All-in sustaining costs

All-in sustaining costs (AISC) is an extended cash-based cost metric providing further information on the aggregate cash, capital and overhead outlay per unit and is intended to reflect the costs of producing the Company’s principal metal product, copper, in both the short term and over the life-cycle of its operations; as a result, sustaining capital expenditure on a cash basis is included rather than depreciation. As the measure seeks to present a full cost of copper production associated with sustaining current operations, development project capital is not included. AISC allows Turquoise Hill to assess the ability of Oyu Tolgoi to support sustaining capital expenditures for future production from the generation of operating cash flows.

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street Vancouver, BC, Canada V6C 1S4	Telephone + 1 604 688 5755 Toll Free + 1 877 288 6975	turquoisehill.com

A reconciliation of total operating cash costs, C1 cash costs and all-in sustaining costs is provided below.

	Operating and unit costs
	(Three Months Ended)			(Year Ended)
C1 costs (Stated in $000’s of dollars)	March 31, 2019	December 31, 2018	March 31, 2018	December 31, 2018
Cost of sales	169,134	187,730	168,869	777,248
Cost of sales: $/lb of copper sold	1.99	2.12	2.23	2.25
Depreciation and depletion	(44,629)	(44,625)	(55,610)	(209,496)
Provision against carrying value of copper-gold concentrate	1,447	255	1,366	255
Change in inventory	6,432	17,910	15,386	983
Other operating expenses	70,346	85,118	30,285	234,072
Less:
- Inventory (write-down) reversal	(12,558)	(11,886)	9,994	(14,286)
- Depreciation	(310)	(216)	(719)	(1,705)
Management services payment to Turquoise Hill	8,190	8,035	7,049	30,055

Operating cash costs	198,052	242,321	176,620	817,126
Operating cash costs: $/lb of copper produced	1.96	2.65	2.06	2.33
Adjustments to operating cash costs(1)	8,954	6,738	17,246	52,904
Less: Gold and silver revenues	(128,798)	(135,629)	(43,671)	(313,338)

C1 costs ($‘000)	78,208	113,430	150,195	556,692

C1 costs: $/lb of copper produced	0.77	1.24	1.76	1.59

All-in sustaining costs (Stated in $000’s of dollars)
Corporate administration	4,544	6,287	4,893	24,370
Asset retirement expense	1,741	1,741	1,695	6,797
Royalty expenses	19,739	20,104	14,913	70,782
Ore stockpile and stores write-down (reversal)	12,558	11,886	(9,994)	14,286
Other expenses	(437)	5,809	(38)	6,771
Sustaining cash capital including deferred stripping	30,453	24,554	15,417	90,796

All-in sustaining costs ($‘000)	146,806	183,811	177,081	770,494

All-in sustaining costs: $/lb of copper produced	1.45	2.01	2.07	2.20

(1)

Adjustments to operating cash costs include: treatment, refining and freight differential charges less the 5% Government of Mongolia royalty and other expenses not applicable to the definition of C1 cost.

Mining costs and milling costs

Mining costs and milling costs are included within operating cash costs. Mining costs per tonne of material mined for the three months ended March 31, 2019 are calculated by reference to total mining costs of $50.1 million (Q1’18: $44.7 million) and total material mined of 23.9 million tonnes (Q1’18: 23.1 million tonnes).

Milling costs per tonne of ore treated for the three months ended March 31, 2019 are calculated by reference to total milling costs of $75.0 million (Q1’18: $71.2 million) and total ore treated of 9.3 million tonnes (Q1’18: 9.6 million tonnes).

Working capital

Consolidated working capital comprises those components of current assets and liabilities which support and result from the Company’s ongoing running of its current operations. It is provided in order to give a quantifiable indication of the Company’s short-term cash generation ability and business efficiency. As a measure linked to current operations and the sustainability of the business, working capital excludes: non-trade receivables and payables; financing items; cash and cash equivalents; deferred revenue and non-current inventory.

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street Vancouver, BC, Canada V6C 1S4	Telephone + 1 604 688 5755 Toll Free + 1 877 288 6975	turquoisehill.com

A reconciliation of consolidated working capital to the financial statements and notes is provided below.

Working capital (Stated in $000’s of dollars)	March 31, 2019	December 31, 2018

Inventories (current)	$245,916	$242,970

Trade and other receivables	48,872	30,264

Trade and other payables:

- trade payables and accrued liabilities	(383,028)	(395,883)

- payable to related parties	(51,235)	(51,490)

Consolidated working capital	$(139,475)	$(174,139)

Contractual obligations

Section 9 of the Company’s MD&A discloses contractual obligations in relation to the Company’s lease, purchase and asset retirement obligations. Amounts relating to these obligations are calculated on the basis of the Company carrying out its future business activities and operations as planned at the period end. As such, contractual obligations presented in the MD&A will differ from amounts presented in the financial statements, which are prepared on the basis of minimum uncancellable commitments to pay in the event of contract termination. The MD&A presentation of contractual obligations is provided in order to give an indication of future expenditure, for the disclosed categories, arising from the Company’s continuing operations and development projects.

A reconciliation of contractual obligations at March 31, 2019 to the financial statements and notes is provided below.

(Stated in $000’s of dollars)	Purchase obligations	Power commitments	Operating leases	Lease liabilities	Decommissioning obligations

Commitments (MD&A)	$1,119,052	$481,778	$3,867	$30,918	$275,258
Cancellable obligations	(871,663)	(169,494)	-	-	-
(net of exit costs)
Accrued capital expenditure	(210,141)	-	-	-	-
Discounting and other adjustments	-	-	-	(1,018)	(142,310)
Financial statement amount	$37,248	$312,284	$3,867	$29,900	$132,948

INTERNAL CONTROL OVER FINANCIAL REPORTING

There were no changes in the Company’s internal control over financial reporting (as such term is defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the three months ended March 31, 2019 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

QUALIFIED PERSON

Disclosure of information of a scientific or technical nature in this press release in respect of the Oyu Tolgoi mine was approved by Bernard Peters, Technical Director – Mining, OreWin Pty Ltd., B. Eng. (Mining), FAusIMM (201743), and Sharron Sylvester, Technical Director – Geology, OreWin Pty Ltd., BSc (Geol.), RPGeo AIG (10125) based on information currently available. Each of these individuals is a “qualified person” as that term is defined in NI 43-101. The reader is referred to the 2016 Oyu Tolgoi Technical Report. Turquoise Hill has commenced an independent review of the advice received from Rio Tinto regarding the underground delay.

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street Vancouver, BC, Canada V6C 1S4	Telephone + 1 604 688 5755 Toll Free + 1 877 288 6975	turquoisehill.com

SELECTED QUARTERLY DATA

The Company’s interim financial statements are reported under IFRS applicable to interim financial statements, including International Accounting Standard (IAS) 34 Interim Financial Reporting. The following table sets forth selected unaudited quarterly financial information derived from financial information for each of the eight most recent quarters.

($ in millions, except per share information)	Quarter Ended
	Mar-31 2019	Dec-31 2018	Sep-30 2018	Jun-30 2018

Revenue	$352.7	$346.2	$246.5	$341.7

Income for the period	$105.2	$95.0	$15.2	$204.4

Income attributable to owners of Turquoise Hill	$111.2	$101.0	$53.2	$171.3

Basic and diluted income per share attributable to owners of Turquoise Hill	$0.06	$0.05	$0.03	$0.09

	Quarter Ended
	Mar-31 2018	Dec-31 2017	Sep-30 2017	Jun-30 2017

Revenue	$245.6	$251.7	$246.9	$203.7

Income (loss) for the period	$79.7	$33.9	$47.7	$(0.4)

Income attributable to owners of Turquoise Hill	$85.7	$51.1	$65.3	$23.8

Basic and diluted income per share attributable to owners of Turquoise Hill	$0.04	$0.03	$0.03	$0.01

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street Vancouver, BC, Canada V6C 1S4	Telephone + 1 604 688 5755 Toll Free + 1 877 288 6975	turquoisehill.com

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Income

(Stated in thousands of U.S. dollars)

(Unaudited)
		Three Months Ended March 31,
	Note	2019	2018

Revenue	4	352,680	$245,592
Cost of sales	5	(169,134)	(168,869)
Gross margin		183,546	76,723

Operating expenses	6	(70,346)	(30,285)

Corporate administration expenses		(4,544)	(4,893)

Other income (expenses)		1,243	(2,678)
Income before finance items and taxes		109,899	38,867

Finance items

Finance income	7	32,829	38,895

Finance costs	7	(2,018)	(23,986)
		30,811	14,909
Income from operations before taxes		140,710	$53,776

Income and other taxes		(35,510)	25,928
Income for the period		105,200	$79,704

Attributable to owners of Turquoise Hill Resources Ltd.		111,237	85,692

Attributable to owner of non-controlling interest		(6,037)	(5,988)
Income for the period		105,200	$79,704

Basic and diluted earnings per share attributable to Turquoise Hill Resources Ltd.		0.06	$0.04

Basic weighted average number of shares outstanding (000’s)		2,012,314	2,012,314

The notes to these financial statements, which are available on our website, are part of the consolidated financial statements.

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street Vancouver, BC, Canada V6C 1S4	Telephone + 1 604 688 5755 Toll Free + 1 877 288 6975	turquoisehill.com

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Comprehensive Income

(Stated in thousands of U.S. dollars)

(Unaudited)
	Three Months Ended March 31,
	2019	2018

Income for the period	$105,200	$79,704

Other comprehensive loss:

Items that will not be reclassified to income:

Changes in the fair value of marketable securities at FVOCI	(535)	(3,200)
Other comprehensive loss for the period (a)	$(535)	$(3,200)

Total comprehensive income for the period	$104,665	$76,504

Attributable to owners of Turquoise Hill	110,702	82,492

Attributable to owner of non-controlling interest	(6,037)	(5,988)
Total comprehensive income for the period	$104,665	$76,504

(a) No tax charges and credits arose on items recognized as other comprehensive income or loss in 2019 (2018: nil).

The notes to these financial statements, which are available on our website, are part of the consolidated financial statements.

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street Vancouver, BC, Canada V6C 1S4	Telephone + 1 604 688 5755 Toll Free + 1 877 288 6975	turquoisehill.com

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Cash Flows

(Stated in thousands of U.S. dollars)

(Unaudited)
		Three Months Ended March 31,
	Note	2019	2018

Cash generated from operating activities before interest and tax	17	$49,838	$14,680

Interest received		23,757	19,019

Interest paid		(78,574)	(12,221)

Income and other taxes paid		(710)	(2,068)
Net cash generated from (used in) operating activities		(5,689)	19,410

Cash flows from investing activities

Receivable from related party: amounts withdrawn	18	275,000	320,000

Expenditures on property, plant and equipment		(325,294)	(285,716)
Cash generated from (used in) investing activities		$(50,294)	$34,284

Cash flows from financing activities

Payment of lease liability		(2,408)	-
Cash used in financing activities		$(2,408)	$-

Effects of exchange rates on cash and cash equivalents		119	(44)
Net increase (decrease) in cash and cash equivalents		$(58,272)	$53,650

Cash and cash equivalents - beginning of period		$1,603,067	$1,444,783

Cash and cash equivalents - end of period		1,544,795	1,498,433
Cash and cash equivalents as presented on the balance sheets		$1,544,795	$1,498,433

The notes to these financial statements, which are available on our website, are part of the consolidated financial statements.

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street Vancouver, BC, Canada V6C 1S4	Telephone + 1 604 688 5755 Toll Free + 1 877 288 6975	turquoisehill.com

TURQUOISE HILL RESOURCES LTD.

Consolidated Balance Sheets

(Stated in thousands of U.S. dollars)

(Unaudited)

		March 31,	December 31,
	Note	2019	2018

Current assets
Cash and cash equivalents	8	$1,544,795	$1,603,067
Inventories	9	245,916	242,970
Trade and other receivables		48,872	30,264
Prepaid expenses and other assets		91,307	30,213
Receivable from related party	10	1,446,649	1,620,073
		3,377,539	3,526,587

Non-current assets
Property, plant and equipment	11	9,244,795	8,838,305
Inventories	9	14,258	18,655
Deferred income tax assets	14	623,708	649,421
Receivable from related party and other financial assets	10	176,425	279,019
		10,059,186	9,785,400
Total assets		$13,436,725	$13,311,987

Current liabilities
Borrowings and other financial liabilities	13	$8,466	$-
Trade and other payables	12	512,923	459,244
Deferred revenue		13,127	75,162
		534,516	534,406
Non-current liabilities
Borrowings and other financial liabilities	13	4,200,270	4,187,297
Deferred income tax liabilities	14	55,424	47,934
Decommissioning obligations	15	132,948	131,565
		4,388,642	4,366,796
Total liabilities		$4,923,158	$4,901,202

Equity
Share capital		$11,432,122	$11,432,122
Contributed surplus		1,558,414	1,558,264
Accumulated other comprehensive income		309	844
Deficit		(3,560,415)	(3,670,310)
Equity attributable to owners of Turquoise Hill		9,430,430	9,320,920
Attributable to non-controlling interest	16	(916,863)	(910,135)
Total equity		$8,513,567	$8,410,785
Total liabilities and equity		$13,436,725	$13,311,987

Commitments and contingencies (Note 19)

The notes to these financial statements, which are available on our website, are part of the consolidated financial statements.

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street Vancouver, BC, Canada V6C 1S4	Telephone + 1 604 688 5755 Toll Free + 1 877 288 6975	turquoisehill.com

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Equity

(Stated in thousands of U.S. dollars)

(Unaudited)

Three Months Ended March 31, 2019		Attributable to owners of Turquoise Hill
	Share capital	Contributed surplus	Accumulated other comprehensive income (loss)	Deficit	Total	Non-controlling Interest (Note 16)	Total equity

Opening balance as previously reported	$11,432,122	$1,558,264	$844	$(3,670,310)	$9,320,920	$(910,135)	$8,410,785

Impact of change in accounting policy (Note 2)	-	-	-	(1,342)	(1,342)	(691)	(2,033)
Restated opening balance	$11,432,122	$1,558,264	$844	$(3,671,652)	$9,319,578	$(910,826)	$8,408,752
Income for the period	-	-	-	111,237	111,237	(6,037)	105,200
Other comprehensive loss for the period	-	-	(535)	-	(535)	-	(535)
Employee share plans	-	150	-	-	150	-	150
Closing balance	$11,432,122	$1,558,414	$309	$(3,560,415)	$9,430,430	$(916,863)	$8,513,567

Three Months Ended March 31, 2018		Attributable to owners of Turquoise Hill
			Accumulated
			other			Non-controlling
		Contributed	comprehensive			Interest
	Share capital	surplus	income (loss)	Deficit	Total	(Note 16)	Total equity

Opening balance	$11,432,122	$1,558,102	$3,719	$(4,081,508)	$8,912,435	$(893,211)	$8,019,224

Income for the period	-	-	-	85,692	85,692	(5,988)	79,704
Other comprehensive loss for the period	-	-	(3,200)	-	(3,200)	-	(3,200)
Employee share plans	-	92	-	-	92	-	92
Closing balance	$11,432,122	$1,558,194	$519	$(3,995,816)	$8,995,019	$(899,199)	$8,095,820

The notes to these financial statements, which are available on our website, are part of the consolidated financial statements.

Contact

Investors and Media

Roy McDowall

+ 1 604 648 3934

Roy.mcdowall@turquoisehill.com

Follow us on Twitter @TurquoiseHillRe

About Turquoise Hill Resources

Turquoise Hill (TRQ: TSX, NYSE, NASDAQ) is an international mining company focused on the operation and further development of the Oyu Tolgoi copper-gold mine in southern Mongolia, which is the Company’s principal and only material mineral resource property. Turquoise Hill’s ownership of the Oyu Tolgoi mine is held through a 66% interest in Oyu Tolgoi LLC; the remaining 34% interest is held by Erdenes Oyu Tolgoi LLC, a Mongolian state-owned entity. Turquoise Hill is 50.8% owned by Rio Tinto plc, one of the world’s largest metals and mining corporations.

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street Vancouver, BC, Canada V6C 1S4	Telephone + 1 604 688 5755 Toll Free + 1 877 288 6975	turquoisehill.com

Forward-looking statements

Certain statements made herein, including statements relating to matters that are not historical facts and statements of the Company’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements and information relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate”, “could”, “should”, “expect”, “seek”, “may”, “intend”, “likely”, “plan”, “estimate”, “will”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, information regarding the timing and amount of production and potential production delays, statements in respect of the impacts of any delays on the Company’s cash flows, expected copper and gold grades, liquidity, funding requirements and planning, statements regarding timing and status of underground development, timing and status of the Tavan Tolgoi-based power project, capital and operating cost estimates, timing of completion of the definitive estimate review, mill throughput, anticipated business activities, planned expenditures, corporate strategies, and other statements that are not historical facts.

Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such statements or information. There can be no assurance that such statements or information will prove to be accurate. Such statements and information are based on numerous assumptions regarding present and future business strategies, local and global economic conditions, and the environment in which the Company will operate in the future, including the price of copper, gold and silver and projected gold, copper and silver grades, anticipated capital and operating costs, anticipated future production and cash flows, and the status of the Company’s relationship and interaction with the Government of Mongolia on the continued operation and development of Oyu Tolgoi and Oyu Tolgoi LLC internal governance. Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements and information include, among others, copper; gold and silver price volatility; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; development plans for processing resources; matters relating to proposed exploration or expansion; mining operational and development risks, including geotechnical risks and ground conditions; litigation risks; regulatory restrictions (including environmental regulatory restrictions and liability); Oyu Tolgoi LLC’s ability to deliver a domestic power source for the Oyu Tolgoi project within the required contractual time frame; communications with local stakeholders and community relations; activities, actions or assessments, including tax assessments, by governmental authorities; events or circumstances (including strikes, blockages or similar events outside of the Company’s control) that may affect the Company’s ability to deliver its products in a timely manner; currency fluctuations; the speculative nature of mineral exploration; the global economic climate; dilution; share price volatility; competition; loss of key employees; cyber security incidents; additional funding requirements, including in respect of the development or construction of a long-term domestic power supply for the Oyu Tolgoi project; capital and operating costs, including with respect to the development of additional deposits and processing facilities; and defective title to mineral claims or property. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. All such forward-looking statements and information are based on certain assumptions and analyses made by the Company’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements or information.

Readers are cautioned not to place undue reliance on forward-looking information or statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Events or circumstances could cause the Company’s actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are included in the “Risk Factors” section in the Company’s Annual Information Form dated as of March 13, 2019 in respect of the year ended December 31, 2018 (the “AIF”) as supplemented by our Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2019 (MD&A).

Readers are further cautioned that the list of factors enumerated in the “Risk Factors” section of the AIF and in the MD&A that may affect future results is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street Vancouver, BC, Canada V6C 1S4	Telephone + 1 604 688 5755 Toll Free + 1 877 288 6975	turquoisehill.com